VF 4-13-05



SEC COMMISSION

05040116

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **United Global Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



RECEIVED
APR 0 6 2005
WASH, D.C.
185

One Sugar Creek Center Blvd. Suite 110
(No. and Street)

Sugarland (City) **Texas** (State) **77478** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Blair **(281) 313-6166**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Lincoln & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1345 Campbell Road Suit 210 (Address) **Houston** (City) **Texas** (State) **77055** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Global Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARILYN C MOSKAL
Notary Public, State of Texas
My Commission Expires:
June 2, 2007

Signature

Richard Blair General Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (2)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (4)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Accountant's Report on Internal Controls. (5)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) No subordinated liabilities. See note to financial statements.
(2) Exempt under K (2) i with respect to reserve requirements and certain other reports. See note to financial statements.
(3) N/A
(4) See note to financial statements.
(5) Combined with (o)

UNITED GLOBAL SECURITIES, INC.

Financial Statements
Year Ended December 31, 2004

TABLE OF CONTENTS

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of United Global Securities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Global Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Net Capital Computation pursuant to Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 15, 2005

UNITED GLOBAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2004

ASSETS

Cash and equivalents	$	429,861
Commissions receivable (no allowance required)		2,799
Furniture and equipment, at cost		560,054
Accumulated depreciation		(218,593)
Other assets		11,831
	$	785,952

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	88,330
Commission advances		91,268
Accrued expenses		37,059
Installment note payable		169,772
Total Liabilities		386,429
Stockholder's Equity		
Common stock, no par value; 2,000 shares authorized; 2,000 shares issued and outstanding		2,000
Additional paid-in capital		47,669
Retained earnings		349,854
Total Stockholder's Equity		399,523
	$	785,952

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2004

Revenue	$ 1,919,554
Expenses	
Salaries and related taxes	742,513
General and administrative expenses	314,508
Depreciation expense	77,625
	1,134,646
Net income from operations	784,908
Other income	3,395
Net Income	$ 788,303

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, Beginning of Year	2,000	$ 2,000	$ 47,669	$ 413,231	$ 462,900
Distributions				(851,680)	(851,680)
Net Income				788,303	788,303
Balance, End of Year	2,000	$ 2,000	$ 47,669	$ 349,854	$ 399,523

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 788,303
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	77,625
Decrease in commissions receivable	68,763
Decrease in accounts payable	(4,850)
Increase in accrued expenses	12,082
Net Cash Provided by Operating Activities	941,923
Cash Flows From Investing Activities:	
Purchases of property and equipment	(239,330)
Net Cash Used by Investing Activities	(239,330)
Cash Flows From Financing Activities:	
Commission advances	91,268
Proceeds from installment note payable	169,772
Distributions	(810,211)
Net Cash Used by Financing Activities	(549,171)
Net Increase in Cash and Equivalents	153,422
Cash and Equivalents, Beginning of Year	276,439
Cash and Equivalents, End of Year	$ 429,861
Interest Paid	$ 0
Taxes Paid	$ 0

Schedule of Non-Cash Investing and Financing Activities

Decrease in marketable securities	$ (41,469)
Distribution to stockholder	$ 41,469

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Industry Operations
United Global Securities, Inc. is registered as a broker or dealer under section 15(b) of the Securities and Exchange Act of 1934. The Company was incorporated on October 14, 1993. On November 19, 1993, it was granted registration by the Securities and Exchange Commission.

Cash and Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Commissions are earned at the time the Company receives advices from third parties responsible for payment of the commissions and are recognized as of the date of the advice. Since commissions are paid by national investment firms, no allowance for doubtful accounts is considered necessary.

Commission Advances
An annuity firm advances its commissions due to the Company prior to when the commissions are earned. Commissions are advanced upon acceptance of the annuity application by the annuity firm. The commissions are not earned until the client funds are transferred to the annuity firm.

Property and Equipment
The Company's policy is to depreciate property and equipment over the estimated useful lives of the assets using the Modified Accelerated Cost Recovery System (MACRS) method. Use of the MACRS method for financial reporting does not produce results materially different from generally accepted depreciation methods.

Classification	Estimated Useful Life - Years
Furniture & fixtures	7
Office equipment	5
Vehicle	5

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The more significant areas requiring the use of management estimates relate to fair value of financial instruments and useful lives for depreciation. Accordingly, actual results could differ from those estimated.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Income Taxes

The Company has elected to be taxed as an S corporation, whereby all federal income tax attributes flow to the individual stockholder.

Financial Instruments and Credit Risk Concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and commissions receivable. The Company maintains its cash equivalents in high quality securities placed with various major financial institutions. The Company policy is designed to limit exposure with any one institution, yet the Company is subject to concentrations of credit risk with respect to cash equivalents which the Company attempts to minimize by investing in high-quality instruments. Concentrations of credit risk with respect to commissions receivable is generally diversified due to the large number of financial institutions and their dispersion across geographic areas.

NOTE 2 – CASH AND EQUIVALENTS

As of December 31, 2004, the Company had on deposit with a bank approximately $61,570 in excess of federally insured limits.

NOTE 3 – MARKETABLE SECURITIES

During January 2004 marketable securities consisted of mutual funds that were held for trading and recorded at their quoted market values. The average cost method was used to determine the cost of the securities.

The Company distributed its entire portfolio of mutual fund marketable securities having a $41,469 market value to the Company's shareholder during January, 2004.

Prior to the distribution in January 2004, trading securities and holding gains and losses were as follows:

		Holding		Realized	
Cost	Market	Gains	Losses	Gains	Losses
$47,623	$41,469	$ 3,361	$ 9,515	$ 0	$ 0

There was no increase or decrease in net unrealized holding gains and losses for the year ended December 31, 2004; thus, there was no inclusion of gains or losses in current year earnings.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2004

NOTE 4 – FURNITURE AND EQUIPMENT

At December 31, 2004, furniture and equipment consists of the following:

Furniture	$ 170,877
Office equipment	126,510
Vehicle	262,667
	$ 560,054

NOTE 5 – INSTALLMENT NOTE PAYABLE

Installment note payable in monthly installments of $3,287 including interest at 5.0%, with initial $63,000 payment due February 6, 2005; secured by a vehicle with a carrying value of $161,283 and due February, 2008.	$ 169,772

Five-year maturities of the installment note payable are:

Year ending December 31,	
2005	$ 91,228
2006	36,348
2007	38,208
2008	3,988
2009	0
	$ 169,772

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values for financial instruments under SFAS No. 107 are determined at discrete points in time based on relevant market information. The estimated fair values of the Company's financial instruments as of December 31, 2004 are as follows:

	Carrying Value	Fair Value
Installment note payable	$ 169,772	$ 161,283

The fair value of the installment note payable is estimated based upon the carrying value of the collateral. The carrying value of commissions receivable, accounts payable, commission advances and accrued expense approximate fair value due to the short maturity of those instruments.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2004

NOTE 7 - COMMON STOCK

The Company is authorized to issue 2,000 shares of no par value common stock. Each share of common stock is entitled to one vote. Of the 2,000 shares authorized, there are 2,000 shares issued and outstanding.

NOTE 8 - OPERATING LEASES

On December 2, 2001, the Company entered into a rental agreement beginning February 1, 2002, for office space located in Sugar Land, Texas. The term of this lease is 60 months with $3,907 monthly rent for the first 24 months, escalating to $4,297 per month thereafter, until the end of the lease.

Total rental expense for all operating leases, except those with terms of one month or less that were not renewed, was $54,787 for the year ended December 31, 2004. Future minimum rental payments required under the operating leases are as follows:

Year Ending December 31,	
2004	$ 53,349
2005	51,564
2006	4,297
2007	0
2008	0
Total minimum payments required	$109,210

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company has a money purchase retirement plan covering employees with two years of service. A minimum of 10% of compensation of eligible employees must be contributed to the Plan. The plan expense for the year ended December 31, 2004 was $41,000.

NOTE 10 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2004 the net capital ratio of the Company was 10.268 to 1. Its net capital of $37,634 was $11,859 in excess of its required net capital of $25,775.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2004

NOTE 12 - OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 and specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and not required inasmuch as the Company operates pursuant to the exemption provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The SIPC supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

NOTE 13 – ANTICIPATED CAPITAL WITHDRAWALS

Management does not anticipate capital withdrawals for the six months ending June 30, 2005 to be in excess of $50,000.

NOTE 14 – SUBSEQUENT EVENTS

On February 6, 2005, the Company timely paid the initial payment of $63,000 on the installment note payable. On April 4, 2005, the sole shareholder contributed $100,423 to additional paid-in capital. This contribution would have increased the net capital to $138,057, and increased the net capital ratio to 2.799 to 1, which would be $112,282 in excess of required net capital of $25,775.

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
United Global Securities, Inc.

We have audited the accompanying financial statements of United Global Securities, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 15, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Net Capital Computation pursuant to Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 15, 2005

UNITED GLOBAL SECURITIES, INC.

Net Capital Computation Pursuant to Rule 15c3-1

December 31, 2004

Stockholder's Equity	$ 399,523
Nonallowable Assets:	
Property and equipment	(341,461)
Other assets	(11,831)
Net Capital Before Haircuts on Security Positions	46,231
Haircuts on securities and money market	(8,597)
Net Capital	$ 37,634
Aggregate Indebtedness	$ 386,429
Computation of Basic Net Capital Requirement Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 25,775
Excess Net Capital	$ 11,859
Excess Net Capital at 1,000%	$ (1,008)
Ratio: Aggregate Indebtedness to Net Capital	10.268

UNITED GLOBAL SECURITIES, INC.

Reconciliation with Company's Computation of Net Capital (included in Part IIA of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	229,908
Audit adjustments changing allowable assets:		
Decrease in cash in bank		(80,683)
Increase in money market cash		161,568
Decrease in commissions receivable		(91,763)
Audit adjustments increasing aggregate indebtedness		(191,580)
Audit adjustments decreasing nonallowable assets		161,657
Changes in nonallowable assets:		
Increase in property and equipment		(93,632)
Increase in accumulated depreciation		(68,025)
Net changes before haircuts		(202,458)
Decrease in haircuts		10,184
Net Capital	$	37,634

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements and supplemental schedule of United Global Securities, Inc. for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 15, 2005